UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Accelerate Diagnostics, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
00430H201
(Cusip Number)
Jack W. Schuler 100 N. Field Drive, Suite 360 Lake Forest, Illinois 60045 (224) 880-1210
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
December 3, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.

(Continued on following pages)
Page 1 of 6 Pages
Exhibit Index Found on Page 6

13D
CUSIP No. 00430H201

1	NAMES OF REPORTING PERSONS Jack W. Schuler
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of: (i) 8,330,613 Shares (as defined in Item 1); (ii) 2022 Warrants (as defined in the Preliminary Note) exercisable for an aggregate of  247,171 Shares; and (iii) 2024 Warrants (as defined in the Preliminary Note) exercisable for an aggregate of 2,716,763 Shares.  Due to exercise limitations set forth in the 2022 Warrants pursuant to the Beneficial Ownership Limitation (as defined in the Preliminary Note), as of the date of this filing the reporting persons do not have the right to exercise any portion of the 2022 Warrants.  Accordingly, as of the date of this filing the aggregate Shares, 2022 Warrants and 2024 Warrants held by the reporting persons represent beneficial ownership of 39.8% of the class of Shares.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,047,376 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,047,376 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,047,376 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.8% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Excludes 247,171 Shares for which 2022 Warrants are not currently exercisable due to the Beneficial Ownership Limitation (as defined in the Preliminary Note).

2 The percentages set forth herein are calculated based on 25,043,822 Shares outstanding as of November 5, 2024, as reported by the Issuer in its Form 10-Q filed with the SEC on November 7, 2024.

Page 2 of 6 Pages

13D
CUSIP No. 00430H201

1	NAMES OF REPORTING PERSONS Jack W. Schuler Living Trust
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of: (i) 8,330,613 Shares (as defined in Item 1); (ii) 2022 Warrants (as defined in the Preliminary Note) exercisable for an aggregate of  247,171 Shares; and (iii) 2024 Warrants (as defined in the Preliminary Note) exercisable for an aggregate of 2,716,763 Shares.  Due to exercise limitations set forth in the 2022 Warrants pursuant to the Beneficial Ownership Limitation (as defined in the Preliminary Note), as of the date of this filing the reporting persons do not have the right to exercise any portion of the 2022 Warrants.  Accordingly, as of the date of this filing the aggregate Shares, 2022 Warrants and 2024 Warrants held by the reporting persons represent beneficial ownership of 39.8% of the class of Shares.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,027,151 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,027,151 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,027,151 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7% [2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Excludes 247,171 Shares for which 2022 Warrants are not currently exercisable due to the Beneficial Ownership Limitation (as defined in the Preliminary Note).

2 The percentages set forth herein are calculated based on 25,043,822 Shares outstanding as of November 5, 2024, as reported by the Issuer in its Form 10-Q filed with the SEC on November 7, 2024.

Page 3 of 6 Pages

This Amendment No. 14 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D initially filed on May 3, 2012, as amended and supplemented by Amendment No. 1 thereto filed on July 9, 2012, Amendment “No. 1” thereto filed on March 20, 2013, Amendment No. 2 thereto filed on September 3, 2013, Amendment No. 3 thereto filed on March 19, 2014, Amendment No. 4 thereto filed on May 28, 2014, Amendment No. 5 thereto filed on December 29, 2015, Amendment No. 6 thereto filed on February 25, 2016, Amendment No. 7 thereto filed on February 20, 2018, Amendment No. 8 thereto filed April 12, 2018, Amendment No. 9 thereto filed on October 5, 2021, Amendment No. 10 thereto filed on December 3, 2021, Amendment No. 11 thereto filed on June 8, 2023, Amendment No. 12 thereto filed on June 20, 2023 and Amendment No. 13 thereto filed on May 23, 2024 (as so amended and supplemented, the “Prior Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”).  Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.

Preliminary Note

Capitalized terms used in this Preliminary Note without definition have the meanings ascribed to them elsewhere in this Schedule 13D.

As of the date hereof: (i) the Trust holds 8,310,388 Shares; (ii) Mr. Schuler holds 20,225 Shares; (iii) the Trust holds Common Stock Warrants (the “2022 Warrants”) issued on August 15, 2022 and expiring on August 15, 2029, which are currently exercisable (subject to the Beneficial Ownership Limitation) for a total of up to 247,171 Shares; (iv) the Trust holds Common Stock Warrants (the “January 2024 Warrants”) issued on January 23, 2024 and expiring five years from the date of issuance, which are currently exercisable for a total of up to 1,156,069 Shares; and (v) the Trust holds Common Stock Warrants (the “May 2024 Warrants” and together with the January 2024 Warrants, the “2024 Warrants”) issued on May 20, 2024 and expiring five years from the date of issuance, which are currently exercisable for a total of up to 1,560,694 Shares.

 The terms of the 2022 Warrants provide that the 2022 Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 19.99% of the Shares then issued and outstanding (the “Beneficial Ownership Limitation”).  As of the date hereof, the Beneficial Ownership Limitation does not permit the Trust to exercise any portion of the 2022 Warrants.  In providing the beneficial ownership information set forth herein, the Reporting Persons have assumed that the 2022 Warrants held by the Trust are not exercisable due to the Beneficial Ownership Limitation.

Item 5. Interest in Securities of the Issuer

This Amendment hereby amends and restates Item 5 of the Prior Schedule 13D in its entirety as follows:

“Mr. Schuler

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for Mr. Schuler is incorporated herein by reference.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 25,043,822 Shares outstanding as of November 5, 2024, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2024.

(c)	None.

(d)
Mr. Schuler has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by him.  The Trust has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it and the Shares that it has the right to acquire upon the exercise of Warrants.  Mr. Schuler is the sole trustee of the Trust.

(e)	Not applicable.

The Trust

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Trust is incorporated herein by reference.
(c)
On December 3, 2024, the Trust sold 200,000 Shares, for a sale price of $1.57 per Share, in a private transaction.  Other than the foregoing, the Reporting Persons did not effect any transactions in the Shares during the 60 days prior to the date hereof.

(d)
The Trust has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it and the Shares that it has the right to acquire upon the exercise of Warrants.  Mr. Schuler is the sole trustee of the Trust.

(e)	Not applicable.

As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 11,047,376 Shares, representing 39.8% of the Shares outstanding.  This amount consists of: (i) 20,225 Shares held by Mr. Schuler; (ii) 8,310,388 Shares held by the Trust; and (iii) 2,716,763 Shares for which 2024 Warrants currently are exercisable.  This amount excludes 247,171 Shares for which 2022 Warrants are not currently exercisable due to the Beneficial Ownership Limitation.  As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the Shares held by the Trust or acquirable by the Trust upon the exercise of 2024 Warrants.”

Page 4 of 6 Pages

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  December 5, 2024
/s/ Jack W. Schuler
Jack W. Schuler

Jack W. Schuler Living Trust
/s/ Jack W. Schuler
By Jack W. Schuler, Sole Trustee

Page 5 of 6 Pages

EXHIBIT INDEX

1.	Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated June 8, 2023***
2.	Standby Purchase Agreement, dated March 10, 2014, by and among Jack W. Schuler as trustee of the Jack W. Schuler Living Trust, the Schuler Family Foundation and Accelerate Diagnostics, Inc.*
3.	Form of 2.50% Convertible Senior Note due 2023**
4.	Exchange Agreement, dated as of August 15, 2022***
5.	2022 Common Stock Warrant, dated as of August 15, 2022***
6.	Secured Promissory Note, dated as of August 15, 2022***
7.	Consent and Amendment No. 1 to Secured Promissory Note, dated June 9, 2023****
8.	Amendment No. 1 to Securities Purchase Agreement, dated June 9, 2023****
9.	Securities Purchase Agreement, dated as of June 9, 2023****
10.	Subscription Agreement, dated as of January 19, 2024*****
11.	Form of January 2024 Common Stock Warrant*****
12.	Form of May 2024 Common Stock Warrant*****

* Filed as an Exhibit to the Schedule 13D filed on March 19, 2014

** Filed as an Exhibit to the Schedule 13D filed on April 12, 2018

***Filed as an Exhibit to the Schedule 13D filed on June 8, 2023

****Filed as an Exhibit to the Schedule 13D filed on June 20, 2024

*****Filed as an Exhibit to the Schedule 13D filed on May 23, 2024

Page 6 of 6 Pages